CupCrew, LLC
Balance Sheet
(Unaudited)

	December 31, 2023
ASSETS	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND MEMBERS' EQUITY	-
Total current liabilities	
Commitments and contingencies	-
Common Units, no par value;14,303,659 units issued and outstanding	
Paid in capital	1,170,000
Accumulated deficit	(1,170,000)
Total members' equity	-
Total liabilities and members' equity	$ -